UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST RECORDED MORE THAN 12,500 DELIVERIES OF ELECTRIC VEHICLES IN VIETNAM IN FEBRUARY

Hanoi, March 12, 2025 - VinFast Auto Ltd. (the “Company” or “VinFast”) achieved domestic Vietnam deliveries of more than 12,500 electric vehicles (“EVs”) in February 2025. In the first two months of the year, the Company has delivered over 22,800 EVs to customers in Vietnam, maintaining its top market position in the country.

Despite the seasonal impact of the Lunar New Year break, VinFast’s February sales increased by over 20% month-over-month, largely driven by over 5,200 deliveries of the VF 3 and over 3,000 deliveries of the VF 5. In addition, the VF 6 gained traction with over 1,900 deliveries in February this year, marking VinFast’s fifth consecutive month of recording over 1,000 VF 6 sales.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association, Thanh Cong Group and Company internal data (for VinFast only).

This Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of VinFast Auto Ltd. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: March 12, 2025	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director